Exhibit 11

Earnings Per Share Calculations
(in thousands, except per share amounts)

	Fiscal Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Basic:

Net Income	$38,875	$100,785	$91,534

Weighted average shares outstanding	13,970	14,302	14,107

Basic earnings per common share	$ 2.78	$ 7.05	$ 6.49

Diluted:

Net income	$38,875	$100,785	$91,534

Weighted average shares outstanding	13,970	14,302	14,107

Dilutive effect of stock options	71	119	141

Dilutive effect of deferred stock	127	118	159

Diluted weighted average shares outstanding	14,168	14,539	14,407

Diluted earnings per Common Share	$ 2.74	$ 6.93	$ 6.35